October 12, 2010
VIA EDGAR
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	GSI Commerce, Inc.
Form 10-K for Fiscal Year Ended January 2, 2010
Filed March 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 13, 2010
File No. 000-16611
Dear Mr. Owings:
This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of September 28, 2010, concerning GSI Commerce Inc.’s (“we,” “GSI” or the “Company”) Form 10-K for the Fiscal Year Ended January 2, 2010 and Definitive Proxy Statement filed April 13, 2010. Our reply refers to the specific comments in the Staff’s letter. In responding to the Staff’s comments, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The following are the Staff’s comments and our responses:
Form 10-K for Fiscal Year Ended January 2, 2010
Risk Factors, page 8
A large percentage of our revenue is derived from a small number of our clients’ businesses, page 14
1. COMMENT: Please disclose in this risk factor or in the “Business” section the names of the two clients whose businesses accounted for 11.1% and 10.2% of your revenue in fiscal 2009. See Item 101(c)(1)(vii) of Regulation S-K.
RESPONSE: We have reviewed Item 101(c)(1)(vii) of Regulation S-K, which requires the disclosure of the name of any customer “if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.”
GSI Commerce, Inc.
935 First Avenue      King of Prussia, PA 19406           |            gsicommerce.com           |           P 610.491.7000      F 610.265.2866

U.S. Securities and Exchange Commission
October 12, 2010

In fiscal 2009, we did not make sales to any customer in an amount equal to 10 percent or more of our consolidated revenues. The two clients were referenced in the risk factor because the loss of our relationship with either of these clients could adversely affect our business, results of operations and financial condition, even though we did not makes sales to either of these clients of more than 10% of the Company’s fiscal 2009 consolidated revenues.
Some of the revenue generated through the e-commerce businesses of the two clients referenced in the risk factor was generated by the Company’s sale of Company-owned inventory directly to individual consumers on the internet through webstores branded under such clients’ brands or names. None of these individual consumers accounted for 10 percent of our fiscal 2009 consolidated revenues.
In future filings, if we make sales to any customer or client in an amount equal to 10 percent or more of our consolidated revenues, we will disclose the name of the customer or client if we believe the loss of such customer or client would have a material adverse effect on the Company and its subsidiaries taken as a whole.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
2. COMMENT: We note from your revised segment disclosures provided in your Form 8-K filed on August 10, 2010 that your segments appear to produce widely varying levels of segment profit and loss. It appears that in order for an investor to fully understand your business and results of operations, you should expand your disclosure in Management’s Discussion and Analysis in future filings to include a discussion of your segment profit or loss for each individual segment in addition to solely discussing segment revenues. Such expanded discussion should explain the underlying drivers behind changes in each segment’s operations. Your disclosures should address any current trends in segment operations and whether such trends are expected to continue. Please refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350 available at our website at http://www.sec.gov/rules/interp/33-8350.htm.
RESPONSE: The Company acknowledges the Staff’s comment and will expand disclosure in MD&A in future filings to include a discussion of segment profit or loss for each individual segment including the underlying drivers behind changes in each segment’s operations and any current trends in segment operations and whether such trends are expected to continue. The following is an example of how the Company plans to expand its disclosure based on the fiscal 2009 and fiscal 2008 segment profit/loss data as provided in the Form 8-K filed on August 10, 2010 and based on information available to the Company as of the filing date of the fiscal 2009 Form 10-K.

U.S. Securities and Exchange Commission
October 12, 2010

			Fiscal 2009
			vs.
			Fiscal 2008
	Fiscal 2008	Fiscal 2009	$ Change	% Change
E-Commerce Services:
Net Revenues	$900.0	$879.6	$(20.4)	-2%
Segment Profit	$66.9	$74.4	$7.5	11%

Marketing Services:
Net Revenues	$84.5	$127.6	$43.1	51%
Segment Profit	$15.0	$30.6	$15.6	104%

Consumer Engagement:
Net Revenues	$—	$26.3	$26.3	100%
Segment Profit	$—	$1.4	$1.4	100%

Intersegment Eliminations:
Net Revenues	$(17.6)	$(29.3)	$(11.7)	66%
Segment Profit	$—	$—	$—	0%

Consolidated Net Revenues	$966.9	$1,004.2	$37.3	4%
Consolidated Segment Profit	$81.9	$106.4	$24.5	30%
E-Commerce Services Segment:
Net revenues decreased $20.4 million or 2% in fiscal 2009 due to a decrease in net revenues from product sales which was partially offset by an increase in service fee revenues. The decrease in net revenues from product sales was driven primarily by a client transition during the first quarter of fiscal 2009 from an owned inventory product sales model to a non-owned inventory service fee model and to a lesser extent by a decrease from clients that operated the entirety of both periods and clients that are no longer operating with us. These decreases were partially offset by an increase in shipping revenue due to increased unit shipments and higher adoption of our Quickship freight program. The increase in service fee revenues was primarily due to clients that operated during the entirety of both periods as well as from clients that began generating revenue in fiscal 2009 partially offset by a decrease from clients that are no longer operating with us. Fiscal 2009 included 52 weeks compared to 53 weeks in fiscal 2008, and the extra week added incremental net revenues of approximately $18.0 million for fiscal 2008.
Segment profit increased $7.5 million or 11% in fiscal 2009, with segment operating margins increasing to 8.5% in fiscal 2009 versus 7.4% in fiscal 2008. Segment expenses decreased by $27.9 million, which more than offset the decrease in revenue. The decrease in segment expenses primarily consisted of decreases in cost of revenues from product sales, marketing expenses and account management and operations expenses related to the loss of clients and the client transition discussed above. The segment profit margin increase was driven primarily by service fee revenues comprising a larger percentage of total net revenues as services fee revenue has no associated cost of revenue or marketing expenses and to a lesser extent by higher productivity in our fulfillment and customer service operations.

U.S. Securities and Exchange Commission
October 12, 2010

Marketing Services Segment:
Net revenues increased by $43.1 million or 51% in fiscal 2009 due to growth of revenue from existing clients and new clients for e-mail marketing, design, studio and online marketing services as well as revenue from the acquisitions of Silverlign and Pepperjam in fiscal 2009.
Segment profit increased $15.6 million or 104% in fiscal 2009, with segment operating margins increasing to 24.0% in fiscal 2009 versus 17.8% in fiscal 2008. The increase in segment profit was primarily driven by the revenue growth described above and a favorable mix of revenue from higher margin services. Segment expenses increased $27.5 million or 40% primarily comprised of payroll and related personnel expenses.
Consumer Engagement Segment:
The segment was established upon the acquisition of Retail Convergence, Inc. (“RCI”) in November 2009 and as such, did not have any revenues or expenses in fiscal 2008.
Net revenues were $26.3 million which represents RCI’s revenue from the close of the acquisition through the end of fiscal 2009. Segment profit was $1.4 million.
2010 Outlook, page 31
3. COMMENT: Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, you state that you expect an increase in net revenue and income from operations, without discussing why you expect these increases. You also state that you believe you will have a net loss in fiscal 2010 without providing any additional explanation. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. See Item 303(a) of Regulation S-K; Securities Act Release No. 33-8350, Section I.B. (December 19, 2003); and Securities Act Release No. 33-6835, Section III.B. (May 18, 1989).
RESPONSE: We acknowledge the Staff’s comment and will expand our disclosure in the Outlook section within MD&A in future filings to include a discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues, income or liquidity. The following is an example of how we plan to expand our discussion based on the 2010 Outlook in our Form 10-K for the fiscal year ended January 2, 2010 based on the information that existed as of the fiscal 2009 10-K filing date.

U.S. Securities and Exchange Commission
October 12, 2010

2010 Outlook:
•	We expect an increase in net revenues of approximately $300 million from $1.0 billion in fiscal 2009 to $1.3 billion in fiscal 2010. A majority of the expected increase is from the inclusion of RCI in our full year results as well as increases in our e-commerce services and interactive marketing services segments driven by increased revenue from existing clients as well as the addition of new clients.
•	We expect an increase in income from operations. This expected increase is driven by the expected revenue increase noted above partially offset by an expected increase to the following expenses: operating expenses to support the revenue growth, depreciation and amortization expenses primarily associated with acquisitions made in fiscal 2009, and changes in fair value of deferred acquisition payments from the accretion of the earnout liability recorded in connection with the acquisition of RCI in fiscal 2009.
•	We expect to have a smaller net loss in fiscal 2010 as compared to fiscal 2009 based on the expected increase in income from operations noted above and an expected decrease in interest expense resulting from the expected retirement or conversion of our $57.5 million convertible notes in the second quarter of fiscal 2010.
•	We expect our capital expenditures to increase from fiscal 2009 and approximate our capital expenditures in fiscal 2008. The expected increase in capital expenditures is primarily from investments in our e-commerce technology platform and capital expenditures for companies acquired in fiscal 2009.
Controls and Procedures, page 47
Evaluation of disclosure controls and procedures, page 47
4. COMMENT: You state in the second paragraph, first sentence that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were effective “at the reasonable assurance level;” however, you do not discuss this level. Please remove the reference to the level of assurance of your disclosure controls and procedures or confirm to us and revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. See Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
RESPONSE: For purposes of our Annual Report on Form 10-K for the year ended January 2, 2010, we confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that our principal executive officer and principal financial officer concluded that, as of January 2, 2010, our disclosure controls and procedures were effective at the reasonable assurance level.

U.S. Securities and Exchange Commission
October 12, 2010

In future filings, if true, we will state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives. We will then report on the conclusions of our chief executive officer and our chief financial officer.
Management’s annual report on internal control over financial reporting, page 48
5. COMMENT: You describe in the second paragraph, fifth sentence your internal control over financial reporting; however, such description is not the complete definition set forth in Exchange Act Rule 13a-15(f). Please revise to provide the entire definition or simply state that management concluded that your internal control over financial reporting was effective. We note that you refer investors to the definition of internal control over financial reporting in the first paragraph, first sentence of this section.
RESPONSE: For purposes of our Annual Report on Form 10-K for the year ended January 2, 2010, we confirm that, based on our management’s evaluation, as of January 2, 2010, of the effectiveness of our internal control over financial reporting under the framework in Internal Control — Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission, as described more fully in our Annual Report on Form 10-K for the year ended January 2, 2010, our management concluded that, as of January 2, 2010, our internal control over financial reporting was effective.
In future filings, we will simply state management’s conclusions about effectiveness without including a definition of internal control over financial reporting.
Exhibits and Financial Statement Schedule, page 52
Exhibits, page 53
6. COMMENT: It appears that you have not provided all of the schedules and exhibits to Exhibit 10.21 — Credit Agreement dated as of January 11, 2008. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please file a complete agreement, including all schedules and exhibits, with your next periodic report.
RESPONSE: We will file our Credit Agreement dated as of January 11, 2008, including all of its schedules and exhibits, with our next periodic report.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 30
Compensation Discussion and Analysis, page 30
Overall Compensation Program, page 31
Performance-Based Cash Bonuses, page 32

U.S. Securities and Exchange Commission
October 12, 2010

7. COMMENT: Please discuss the specific performance targets that your Compensation Committee established for Mr. Gold, and the specific performance and developmental goals that Mr. Gold achieved to receive an additional bonus of $100,000.
RESPONSE: On July 31, 2009, we and Stephen J. Gold, the Company’s then Executive Vice President and Chief Information Officer, entered into an amendment to Mr. Gold’s offer letter. Pursuant to the amendment, Mr. Gold became eligible for an annual incentive arrangement, in addition to the Company’s leadership bonus plan, which provided Mr. Gold with the opportunity to earn an additional annual bonus of up to 50% of his annual base salary. For fiscal 2009, this annual incentive arrangement had a potential payout of $100,000 as the agreement became effective during the second half of fiscal 2009. The amount of the bonus earned was based on the achievement of individual and departmental goals established by the Compensation Committee. The individual and departmental goals established by the Compensation Committee for fiscal 2009 included achievement in developing the Company’s technology products, client satisfaction, system availability and reliability, and cost containment. No quantifiable measure or weight was assigned to any of these goals. Accordingly, assessing Mr. Gold’s achievement of these individual and departmental goals was a subjective analysis performed by the Compensation Committee, with input from members of senior management. After analyzing Mr. Gold’s achievement of these individual and departmental goals, the Compensation Committee determined that the amount payable to Mr. Gold for fiscal 2009 pursuant to such incentive arrangement was $100,000.
To the extent applicable, we will include in the CD&A of future filings, similar discussion of goals established by the Compensation Committee related to executive bonuses and will describe how the Compensation Committee analyzes the achievement of such goals in determining the actual bonuses paid to executives.
8. COMMENT: Please discuss the specific subjective factors that your Compensation Committee considers when deciding whether to increase or decrease an actual payout award under the leadership bonus plan. Please also discuss how each such factor would be tied to the increase or decrease of a specific amount.
RESPONSE: In future filings, we will modify the discussion of our leadership bonus plan to address this comment. This discussion in our 2010 Form 10-K is expected to be similar to the following, which is based on conditions existing as of the filing of the 2009 Form 10-K.
Under the leadership bonus plan, the Compensation Committee has the flexibility to increase, decrease or eliminate the amounts paid under the leadership bonus plan, based on individual performance during the year and other subjective factors the Compensation Committee deems appropriate, regardless of whether the objective targets established at the beginning of the year are met. The specific subjective factors of an individual’s performance considered by the Compensation Committee when determining the actual bonus payments for each fiscal year are not identified in advance. In general, the Compensation Committee will increase the payment based on its assessment, with input from senior management, that the executive has exhibited superior performance in the execution of his or her duties and/or the department for which the executive is responsible has achieved excellent results during the

U.S. Securities and Exchange Commission
October 12, 2010

fiscal year. Conversely, the Compensation Committee will decrease the payment based on its assessment, with input from senior management, that the executive has exhibited performance below the Compensation Committee’s expectations in the execution of his or her duties and/or the department for which the executive is responsible has achieved poor results during the fiscal year. Having discretion with respect to individual performance permits individual performance to have a more direct impact on the ultimate payment received by each eligible employee. In the event the performance targets are not met, the Compensation Committee can reward individuals who exhibit superior individual performance during the year. In addition, the Compensation Committee’s flexibility allows the Compensation Committee to adjust actual bonus payments up or down to address successes, opportunities or challenges faced during the year which cannot be anticipated in advance of the performance period.
For fiscal 2009, the Compensation Committee determined that it was in the best interests of the Company, in light of salary freezes which GSI had implemented at the beginning of fiscal 2009, to exercise its discretion to reduce the bonus payments to all employees eligible to participate in the Company’s leadership bonus plan, including the Named Officers, and use the amount of the reduction to create a bonus pool for certain of the Company’s employees who were not eligible to participate in the Company’s leadership bonus plan. The impact of this reduction on the bonuses paid to the Named Officers is discussed in more detail in response to Comment #9 below.
The Compensation Committee exercised its discretion to increase Mr. Mintzer’s fiscal 2009 bonus payment under the leadership bonus plan amount by $50,000. This decision is discussed in more detail in response to Comment #10 below.
To the extent applicable, we will include in the CD&A of future filings, similar discussion of the specific factors considered by the Compensation Committee in determining to increase or decrease a Named Officer’s bonus payment under the leadership bonus plan.
9. COMMENT: Please disclose the actual Non-GAAP Income from Operations achieved for fiscal 2009. Please also identify and quantify the amounts for the excluded extraordinary items and the bonus pool for non-eligible employees, which amounts reduced payment under the leadership bonus plan from 129% to 111% of the target award.
RESPONSE: Non-GAAP Income from Operations achieved by the Company for fiscal 2009 was $106.4 million. As a result, corporate employees participating in the bonus plan, including the Named Officers, were eligible to receive bonus payments equal to approximately 129% of the target award. However, the Compensation Committee made certain determinations, described below, which resulted in each of the corporate employees participating in the bonus plan, including the Named Officers, receiving an award of 111% of the target award before any adjustments based upon individual performance.
The Compensation Committee determined that both (i) the financial performance of businesses acquired during fiscal 2009 not included in the forecasts used by the Compensation Committee to set the leadership team bonus plan performance targets and (ii) certain items not included in the forecasts used by the Compensation Committee to set the leadership team bonus plan performance targets at the beginning of the year were not reflective of our achievement against those leadership team bonus plan performance targets. Therefore, the Compensation Committee excluded the following amounts from the calculation of Non-GAAP Income from Operations for purposes of determining bonuses payable under our leadership bonus plan:
(i)	approximately $2.4 million related to the financial performance of businesses acquired during fiscal 2009 not included in the forecasts used by the Compensation Committee to set the leadership team bonus plan performance targets; and
(ii)	approximately $2.7 million of items not included in the forecasts used by the Compensation Committee to set the leadership team bonus plan performance targets.

U.S. Securities and Exchange Commission
October 12, 2010

Non-GAAP Income from Operations excluding these items for fiscal 2009 was $101.3 million, which would have yielded bonus payments of approximately 124% of the target award.
In addition, the bonus payment to each of the eligible employees at the corporate level, including the Named Officers, was further reduced to create a bonus pool for certain non-eligible employees. The bonus pool for the eligible employees at the corporate level, including the Named Officers, was reduced by approximately $0.9 million. As a result of this adjustment, the fiscal 2009 bonus payments to Named Officers under the leadership bonus plan were further reduced from approximately 124% to 111% of the target award before any adjustments based upon individual performance.
To the extent applicable, we will include in the CD&A of future filings, similar discussion of determinations by the Compensation Committee with respect to the achievement of performance targets and bonus plan payments.
10. COMMENT: Please discuss the specific performance achieved and contributions made by Mr. Mintzer that your Compensation Committee considered in awarding Mr. Mintzer an additional $50,000 bonus.
RESPONSE: In determining Mr. Mintzer’s actual fiscal 2009 bonus under the leadership bonus plan, the Compensation Committee considered, with input from members of senior management, in a subjective manner, how well Mr. Mintzer performed his duties during the year. In discussing Mr. Mintzer’s performance during fiscal 2009, the Compensation Committee considered Mr. Mintzer’s contributions to the Company’s sales efforts in a competitive industry and in an uncertain global economic environment, including initiatives to cross-sell services of newly acquired and newly developed businesses to our existing clients. No quantifiable measures were assigned to evaluate Mr. Mintzer’s performance and no formula was used. Rather, the determination to increase Mr. Mintzer’s bonus was based on the Compensation Committee’s judgment with input from members of senior management. After analyzing Mr. Mintzer’s performance, the Compensation Committee exercised its discretion to increase Mr. Mintzer’s fiscal 2009 bonus payment under the leadership bonus plan amount by $50,000.
To the extent applicable, we will include in the CD&A of future filings, similar discussion of specific performance achieved and contributions made by our executives that the Compensation Committee considers in exercising its discretion to increase or decrease a bonus payment under our leadership bonus plan.

U.S. Securities and Exchange Commission
October 12, 2010

Equity-Based Compensation, page 34
11. COMMENT: Please discuss the factors that your Compensation Committee considers when deciding the number of shares of restricted stock units to award for initial grants, annual grants or retention grants. Please also discuss which such factors applied to the decisions to grant the Named Officers their annual grants of restricted stock units on March 10, 2009.
RESPONSE: Generally, we make three types of RSU grants to our Named Officers:
•	initial grants upon hiring;

•	annual grants; and

•	discretionary grants.
An initial grant of RSUs when an executive officer is hired serves to help us recruit new executives, especially executives we seek to hire from larger, more financially stable companies with longer and historically more profitable and predictable operating histories. Because these initial grants are structured as an incentive for employment, the amount of these grants may vary from executive to executive depending on the particular circumstances of the executive. When determining the number of RSUs to award for initial grants, the Compensation Committee considers the executive’s anticipated future contributions to the Company, the overall nature, level and complexity of each executive’s responsibilities, the long-term potential of such executive, the skills, experience and knowledge of such executive, the total compensation package to be paid to such executive, such executive’s compensation package from a previous employer, including compensation forfeited upon departure from a previous employer, and competitive market data.
Annual, time-vested grants of RSUs are designed to compensate our executives, including our Named Officers, for their contributions to our long-term performance. As part of the process of setting the Company’s overall compensation philosophy, the Compensation Committee approves compensation packages using competitive market data, internal pay equity, and the appropriate ratios of equity compensation to cash compensation and performance-based compensation to non-performance based compensation, including ranges of RSU awards for senior management, including the Named Officers. When determining the number of RSUs to award for annual grants to our Named Officers within the established range, the Compensation Committee considers the total compensation package paid to such executive, past contributions by such executive to the Company, anticipated future contributions to the Company, the overall nature, level and complexity of each executive’s responsibilities, the long-term potential of such executive, the skills, experience and knowledge of such executive.
In addition to annual grants, the Compensation Committee may also determine, on a case-by-case basis, that discretionary equity grants to Named Officers are warranted due to individual or our overall performance, special or unusual circumstances or for motivation or retention reasons.

U.S. Securities and Exchange Commission
October 12, 2010

On March 10, 2009, Messrs. Conn and Hardy each received an RSU award of 28,500 shares, with a grant date fair market value of $301,815, and Messrs. Gold and Mintzer each received an RSU award of 26,000 shares, with a grant date fair market value of $275,340. In determining the number of RSUs to award to each of our Named Officers within the established range for RSU awards for members of the senior management team, the Compensation Committee considered, with input from members of senior management, in a subjective manner, past contributions by such executive to the Company, anticipated future contributions to the Company, the overall nature, level and complexity of such executive’s responsibilities, the long-term potential of such executive, and the skills, experience and knowledge of such executive. In addition, the Compensation Committee also considered the total compensation package paid to such executive and competitive market survey data. When determining the number of RSUs to award, the Compensation Committee did not find it practicable to, and did not, quantify or assign relative weight to the factors considered. The number of RSUs awarded was not subject to a formula. Rather, the size of the award was based on the Compensation Committee’s judgment with input from members of senior management.
In future filings, we will modify the discussion of our RSU grants to address this comment.
Closing Comments
If any member of the Staff has any questions, please do not hesitate to contact the undersigned at 610-491-7006.

Very truly yours,

/s/ Paul D. Cataldo
Paul D. Cataldo
Deputy General Counsel

cc:	Sondra Snyder, Securities and Exchange Commission
Andrew Mew, Securities and Exchange Commission
Charles Lee, Securities and Exchange Commission
Brigitte Lippmann, Securities and Exchange Commission
Michael G. Rubin, Chairman, President and Chief Executive Officer, GSI Commerce, Inc.
Michael R. Conn, Executive Vice President and Chief Financial Officer, GSI Commerce, Inc.